

Mail Stop 3561

May 10, 2016

NRG Energy, Inc.
NRG Yield, Inc.
Kirkland B. Andrews
Chief Financial Officer
211 Carnegie Center
Princeton, New Jersey 08540

> **Re: NRG Energy, Inc.**
> **NRG Yield, Inc.**
> **Forms 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Forms 8-K filed February 29, 2016 and May 5, 2016**
> **File Nos. 1-15891 and 1-36002**

Dear Mr. Andrews:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please note that our review encompassed the Forms 10-K and Forms 8-K of both NRG Energy, Inc. and NRG Yield, Inc. In the interests of reducing the number of comments, where comments on NRG Energy, Inc. also apply to NRG Yield, Inc. we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant please address the issue separately for each registrant in your response.

NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015

Selected Financial Data, page 61

2. We note your breakdown of operating revenues on page 61 and your disclosure that energy revenue "consists of revenues received from third parties." Your table on page 19, however, indicates that such energy revenues include inter-segment sales between NRG Business and NRG Home. Please revise your page 61 disclosures to address this inconsistency and consider separately quantifying the amount of inter-segment energy revenues included in the table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 66

3. We note the prominent presentation and discussion of economic gross margin, a non-GAAP measure, in your results of operations narrative. Please revise your discussion and analysis to provide presentation with equal or greater prominence of financial measures presented in accordance with GAAP. In doing so, separately quantify and discuss changes in your revenues and cost of sales and disclose the nature of costs included in cost of sales. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Also discuss the extent to which material changes in revenues are attributable to changes in prices or volumes.

Mark-to-market for Economic Hedging Activities, page 72

4. Based on a previous response letter dated August 20, 2014, it is our understanding that the line item "Reversal of previously recognized unrealized (gains)/losses on settled positions related to economic hedges" in your page 72 table is intended to provide quantified information regarding unsettled positions that are subject to future price fluctuations. Please revise this line item description to provide investors with a clear explanation of what the amounts in this line item represent.

Indemnity Receivable, page 91

5. We note that you have a $75 million indemnity receivable from SunPower that SunPower "has refused to honor" and that is currently subject to litigation. Please tell us whether or not you have recorded this receivable within your financial statements and, if so, clarify when and how you recognized the receivable and the reasons supporting your accounting treatment.

Capital Expenditures, page 94

6. We note that you present your capital expenditures table "net of financings." Please tell us what you mean by this statement and consider revising your disclosures for clarity.

Cash Flow Discussion, page 99

7. Please provide a more informative analysis and discussion of financial condition and changes in cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Financial Statements for the Fiscal Year Ended December 31, 2015

Note 10 – Asset Impairments, page 161

8. We note that you entered into an agreement to sell your 100% interest in Seward during November 2015 and recorded a $134 million impairment charge since the sales price was less than the carrying amount of the assets. Please tell us in sufficient detail why an impairment charge was not necessary in a period prior to your sales agreement. Specifically tell us if you performed a held and used impairment test on your Seward assets prior to the fourth quarter of 2015. If the Seward impairment was limited to adverse circumstances or events that transpired during the fourth quarter of 2015, please advise.

9. We note that you recorded impairment charges of approximately $1.5 billion and $1.3 billion during the fourth quarter of 2015 related to two coal-fired facilities located in Texas. It appears such charges were related to updating estimates related to "long-term prices in connection with the preparation" of your annual budget. Please specify the nature of the "long-term prices" used in your impairment assessment and clarify if you regularly update and assess such estimates on a quarterly basis. If so, tell us the circumstances that changed from prior periods that culminated in an impairment being necessary in the fourth quarter of 2015 and not in an earlier period.

Note 11 – Goodwill and Other Intangibles, page 163

10. We note that you recorded a $1.4 billion goodwill impairment loss related to your NRG Texas reporting unit during the fourth quarter of 2015 and that step one of the impairment test resulted in a reporting unit carrying value that was 76% in excess of fair value. Considering this significant carrying value excess, please tell us in sufficient detail why an impairment and/or interim impairment test was not necessary prior to the fourth quarter. Although it appears you revise certain estimates, such as forecasted power and fuel prices, during each fourth quarter, clarify if you regularly update and assess such estimates in the first three quarters of your fiscal year. If so, tell us the circumstances that changed from prior periods that culminated in an impairment being necessary in the fourth quarter of 2015 and not in an earlier period. Due to the significant 76% shortfall, it appears to us that the impairment might have existed prior to your annual impairment

testing date. We did not see any cautionary disclosure within your third quarter 2015
Form 10-Q regarding the potential for an imminent material goodwill impairment charge.

Note 12 – Debt and Capital Leases, page 166

11. We note that GenOn has a long-term debt balance approximating $2.8 billion at the end of fiscal year 2015 and that such debt is non-recourse to you. We further note on page 171 that GenOn debt is secured by the assets in the respective GenOn subsidiaries and that the GenOn Senior Notes are the sole obligation of GenOn and are not guaranteed by any subsidiary or affiliate of GenOn. Based on your disclosures on page 88, we note that GenOn "may be unable to generate sufficient cash flow from operations to meets its long-term liquidity requirements, including operating, maintenance and capital expenditures and debt service payments" due to the sustained decline in natural gas prices and its resulting effect on wholesale power prices. We also note from page 88 that Standard & Poor's lowered its corporate credit ratings for certain GenOn entities. Please tell us and disclose the ramifications on your liquidity, results of operations, and financial condition of GenOn failing to generate sufficient cash flows to fund its debt requirements.

Note 29 – Condensed Consolidating Financial Information, page 210

12. It appears that the NRG Energy, Inc. column of your condensed consolidating financial information column represents your Schedule I presentation of condensed financial information of the registrant. Please provide all disclosures required by Rule 12-04(a) and (b) of Regulation S-X or tell us how you complied with such requirements.

Schedule II Valuation and Qualifying Accounts, page 223

13. We note that $271 million of the fiscal 2015 increase to your income tax valuation allowance is included within the "Charged to Other Accounts" column. Please tell us what this amount represents and why it was not charged to costs and expenses.

Forms 8-K filed February 29, 2016 and May 5, 2016

14. Consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K, please revise future earnings releases to ensure that you do not give greater prominence to non-GAAP measures than you do to the most directly comparable GAAP measures. We refer you to your references to Adjusted EBITDA, Free Cash Flow, and Adjusted cash flow from operations throughout the filing including within the introductory bullet points.

NRG Yield, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015

Financial Statements for the Fiscal Year Ended December 31, 2015

Note 1 – Nature of Business, page 76

15. You disclose on page 78 that the equity associated with the Class B and Class D common stock held by NRG Energy, Inc., is classified as noncontrolling interest. Please clarify if this statement pertains to the Class B and D units of NRG Yield, LLC held by your parent. If not and the activity associated with your Class B and Class D common shares are classified within noncontrolling interest, please advise us how you determined such classification was appropriate.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 81

16. We note your disclosure on page 12 that you sell electricity and environmental attributes, including renewable energy certificates ("REC's"), primarily to utilities under long-term, fixed-price PPA's. Please address the following comments:

- Your disclosure on page 81 indicates that all of your PPA's are operating leases. Considering your PPA's are at fixed prices, tell us how such arrangements qualify as leases under ASC 840-10-15-6(c).

- Tell us how you account for REC's. Quantify for us and, if material, disclose under ASC 280-10-50-40 the amount of REC revenue recognized during the periods presented and the amount of any REC assets recorded on your balance sheet. Alternatively, please clarify if you believe REC's represent facility outputs and recognize REC revenue as part of the lease of your facilities and do not separately allocate such revenue.

Note 5 – Investments Accounted for by the Equity Method and Variable Interest Entities, page 90

17. Please provide us with your income significance test supporting your determination that the financial statements of Desert Sunlight are not required to be filed pursuant to Rule 3-09 of Regulation S-X.

18. It appears that the summarized information presented in Note 5 for your significant equity method investees does not fully comply with Rule 4-08(g). Please note that Rule 4-08(g) requires the summarized information as to assets, liabilities and results of operations as detailed in Rule 1-02(bb) of Regulation S-X. We note that Rule 1-02(bb) requires separate presentation of the amount of noncontrolling interests, if applicable, as

well as gross profit (or, alternatively, costs and expenses applicable to revenues) and net income attributable to the entity. Please revise future disclosures as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products